Monterey Capital Acquisition Corporation

419 Webster Street

Monterey, CA 93940

April 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ronald E. Alper
Pam Howell

Re:	Monterey Capital Acquisition Corporation Registration Statement on Form S-4 Filed March 25, 2024 File No. 333-276182

Ladies and Gentlemen:

This letter sets forth the response of Monterey Capital Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 5, 2024, with respect to the above reference Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4 filed March 25, 2024

What voting power will current MCAC stockholders ....?, page 8

1.	We partially reissue prior comment 4. Please include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In addition, please remove from the Class A common stock redeemed the shares to be issued relating to Meteora, as such shares are separate from the public shares.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 9 through 11 of the Amended Registration Statement.

2.	We reissue prior comment 5. Revise your disclosure to show the potential impact of redemptions on the per share value post business combination of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Such information may be included in a separate table.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 10 and 11 of the Amended Registration Statement.

Summary

ConnectM Technology Solutions, Inc., page 20

3.	We reissue prior comment 6. Please revise the disclosure concerning ConnectM on page 20 to highlight the net losses, negative cash flow from operations, and going concern.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 24 of the Amended Registration Statement.

Amended and Restated Registration Rights Agreement, page 24

4.	We partially reissue prior comment 8. Please discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 28 and 117 of the Amended Registration Statement.

Risk Factors, page 38

5.	We reissue prior comment 10. We continue to note the disclosure that "the proceeds deposited in the Trust Account and the interest earned thereon will not be used to pay for any excise tax due under the IRA in connection with any redemptions of the public shares prior to or in connection with the Business Combination, including in relation to any legal proceeding or court order, until a liquidation of the Trust Account occurs." It remains unclear how you determined the interest would not be used to pay for any excise tax due, in particular post business combination or in connection with a court order or bankruptcy.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 51, 52 and F-17 of the Amended Registration Statement to clarify the Company’s intent when determining whether the proceeds deposited in the Trust Account and the interest earned thereon would be used to pay for an excise tax due under the IRA.

Material U.S. Federal Income Tax Consequences, page 143

6.	We note the statement in the tax opinion filed as Exhibit 8.1 that the disclosure in this section constitutes counsel's opinion as to the material US federal income tax consequences of the merger to the individuals receiving common stock pursuant to the merger. Please revise this section to identify tax counsel and clearly identify and articulate the opinion being rendered. See Staff Legal Bulletin No. 19 Section III.B.2.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 160 and 165 of the Amended Registration Statement.

Convertible Notes, page 180

7.	Please revise to clearly disclose the maturity date of the convertible notes, define the term qualified financing, and clarify whether this transaction would fall within that definition. We also note removal of disclosure regarding the automatic conversion upon a change in control and that this transaction would fall within that definition. Please add back such disclosure, or advise why such disclosure is no longer required.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 198 and 199 of the Amended Registration Statement.

8.	We note removal of the disclosure regarding high yield notes as referenced in prior comment 15. Please clarify whether such notes remain outstanding. If so, please revise to add back the disclosure and add the information requested in our prior comment.

Response: The Company respectfully acknowledges the Staff’s comment. The Company added the disclosure titled “Secured Promissory Notes”, on pages 179 and 180, in Amendment No. 2 to the Registration Statement on Form S-4 filed on March 25, 2024, which is the same disclosure that was previously titled “High Yield Notes”. The disclosure provides additional details in response to comment 15 set forth in your letter dated February 28, 2024 and comment 38 set forth in your letter dated January 17, 2024.

ConnectM Technology Solutions, Inc.

Note 22: Subsequent Events, page F-67

9.	Please revise to disclose the date through which you evaluated subsequent events and whether the date was when the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page F-70 of the Amended Registration Statement.

*****

Sincerely,

MONTEREY CAPITAL ACQUISITION CORP

/s/ Bala Padmakumar
Name:	Bala Padmakumar
Title:	Chief Executive Officer